# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUDDIA INC., CIK 0001554818
CUSIP: 05072K404
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 38th Street, Suite 130, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 04/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002004781

## Reporting persons
- Abri Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On April 24, 2026, the Reporting Person became a beneficial owner of more than 5% of the Issuer's outstanding Common Stock upon exercise of 150,500 pre-funded warrants into shares of common stock, representing 7.32% of the Issuer's then outstanding shares of common stock (based on an aggregate of 2,056,420 shares of Common Stock issued and outstanding by the Issuer following the exercise of the Reporting Person's pre-funded warrants on April 24, 2026-500,914 shares of which were outstanding immediately prior to the offering, as represented in the prospectus filed with the SEC on April 27, 2026, plus 1,405,006 shares of common stock issued from the offering, plus 150,500 shares pursuant to the exercise of the Reporting Person's pre-funded warrants), as purchased pursuant to a Registration Statement on Form S-1 (File No. 333-294887) declared effective by the Commission on April 24, 2026. The Reporting Persons sold the 150,500 shares of the Issuer's common stock on April 24, 2026. Accordingly, this Schedule 13G simultaneously reports (i) the Reporting Person's initial acquisition of beneficial ownership of more than 5% of the Issuer's outstanding Common Stock on April 24, 2026 (based on an aggregate of 2,056,420 shares of common stock issued and outstanding as of April 24, 2026) and (ii) the Reporting Person's cessation of beneficial ownership of more than 5% of the Issuer's outstanding Common Stock as of April 24, 2026, as further reported in Item 5 below.
- Tirman Jeffrey: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On April 24, 2026, the Reporting Person became a beneficial owner of more than 5% of the Issuer's outstanding Common Stock upon exercise of 150,500 pre-funded warrants into shares of common stock, representing 7.32% of the Issuer's then outstanding shares of common stock (based on an aggregate of 2,056,420 shares of Common Stock issued and outstanding by the Issuer following the exercise of the Reporting Person's pre-funded warrants on April 24, 2026-500,914 shares of which were outstanding immediately prior to the offering, as represented in the prospectus filed with the SEC on April 27, 2026, plus 1,405,006 shares of common stock issued from the offering, plus 150,500 shares pursuant to the exercise of the Reporting Person's pre-funded warrants), as purchased pursuant to a Registration Statement on Form S-1 (File No. 333-294887) declared effective by the Commission on April 24, 2026. The Reporting Persons sold the 150,500 shares of the Issuer's common stock on April 24, 2026. Accordingly, this Schedule 13G simultaneously reports (i) the Reporting Person's initial acquisition of beneficial ownership of more than 5% of the Issuer's outstanding Common Stock on April 24, 2026 (based on an aggregate of 2,056,420 shares of common stock issued and outstanding as of April 24, 2026) and (ii) the Reporting Person's cessation of beneficial ownership of more than 5% of the Issuer's outstanding Common Stock as of April 24, 2026, as further reported in Item 5 below.

## Item 1. Issuer
Name of issuer: AUDDIA INC.
Address of issuer's principal executive offices: 38th Street, Suite 130 Boulder CO 80301

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Abri Capital Ltd., a Bermuda company ("Abri Capital") and Jeffrey Tirman ("Mr. Tirman" and, together with Abri Capital, collectively, the "Reporting Persons").

Abri Capital is beneficially owned and controlled by Mr. Tirman and, in such capacity, exercises the sole voting and investment power over the shares of common stock of the Issuer held by Abri Capital.
Address of principal business office or, if none, residence:
Abri Capital Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

Jeffrey Tirman
c/o Abri Capital Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda
Citizenship: Abri Capital is a Bermuda company. Mr. Tirman is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0 Shares
Percent of class: 0%
Sole power to vote or to direct the vote: 0 Shares
Shared power to vote or to direct the vote: 0 Shares
Sole power to dispose or to direct the disposition: 0 Shares
Shared power to dispose or to direct the disposition: 0 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Abri Capital Ltd.: /s/ Jeffrey Tirman, President (04/30/2026)
- Tirman Jeffrey: /s/ Jeffrey Tirman, Jeffrey Tirman (04/30/2026)